

March 16, 2015

Via-Email
Matias I. Gaivironsky
Chief Financial Officer
IRSA Investments and Representations Inc.
Moreno 877 24th Floor
Buenos Aires, Argentina

> **Re: IRSA Investments and Representations Inc.**
> **Form 20-F**
> **Filed on October 31, 2014**
> **File No. 001-13542**

Dear Mr. Gaivironsky:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 20-F for the fiscal year ended June 30, 2014

Item 5. Operating financial review and prospects, page 64

F. Tabular Disclosure of Contractual Obligations, page 107

1) In your response letter dated April 30, 2014 you indicated appropriate clarification would be made in future filings to disclose that the figures detailed in the table include interest related to your borrowings. We are unable to locate the additional disclosure. Please clarify.

2) We note your disclosure on page F-97 that you have Ps. 234 million in contractual obligations related to Arcos del Gourmet S.A. Please tell us if this amount is reflected in your Contractual Obligations table. To the extent that it is not reflected, please tell us how you determined it was not necessary to include this obligation.

3) We note your disclosure on page F-57 that you are committed to make one or more tender offers for acquiring shares in IDBD for a total amount of NIS 512.09 million. Please tell us if this amount is reflected in your Contractual Obligations table. To the extent that it is not reflected, please tell us how you determined it was not necessary to include this commitment.

Financial Statements

6. Segment information, page F-89

4) Please tell us how the amount of total assets per the table on page F-96 reconciles to the Consolidated Statements of Financial Position. Please refer to paragraph 28 of IFRS 8.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Shannon Sobotka, Staff Accountant at (202) 551-3856 or me at (202) 551-3295 if you have questions.

Sincerely,

/s/ Jennifer Monick

Jennifer Monick
Senior Staff Accountant